

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 26, 2013

Via E-Mail

Andrés V. Gil, Esq.
Davis Polk & Wardwell LLP
450 Lexington Avenue
New York, NY 10017

> **Re:** **Administradora de Fondos de Pensiones Provida S.A.**
> **Schedule 14D-9/A filed September 26, 2013 by Administradora de Fondos de Pensiones Provida S.A., Joaquín Cortez Huerta, Jesús del Pino Durán, Luis Fernando Ferreres Crespo, Francesc Jorda Carré, José Martos Vallecillos, María Cristina Bitar Maluk, and Jorge Marshall Rivera**
> **SEC File No. 005-47976**

Dear Mr. Gil:

We note the revisions you made to Item 4 of your Schedule 14D-9 in response to our comments. While we do not necessarily agree with your response to comments two and three in our September 10, 2013 comment letter and the further revisions noted above, the staff of the Division of Corporation Finance will not undertake any further review of the Schedule 14D-9 at this time. We note additionally that each and every director has made and published his or her "*conveniente*" determination in accordance with Chilean law.

Please direct any questions to me at (202) 551-3619.

Sincerely,

/s/ Daniel F. Duchovny

Daniel F. Duchovny
Special Counsel
Office of Mergers and Acquisitions